January 19, 2010
Mail Stop 3030
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Timothy Buchmiller, Reviewing Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Suntech Power Holdings Co., Ltd. (the “Company”) Form 20-F for the fiscal year ended December 31, 2008 File No. 001-32689
Dear Ms. Dicker, Mr. James, Mr. Vaughn and Mr. Buchmiller:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 4, 2010 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20-F as of December 31, 2008
Item 5. Operating and Financial Review and Prospects, page 48
Critical Accounting Policies, page 58
- Valuation of Inventories, page 61
1.	We note your response to prior comment 8. You state that in evaluating short-term and long-term purchase commitment inventory for impairment, you utilize the methodology described in your response to prior comment 6. The methodology described in prior comment 6 indicated estimates of sales prices are based on estimated prices for the following quarter and estimates of future demand are based on backlog sales orders. Given the size of the commitments, it appears that inventory to be purchased under these commitments will be sold in periods beyond the following quarter. Further, it appears that the quantity of inventory under “take or pay” purchase commitments would exceed the current backlog of sales orders. Please further explain to us and revise future filings to more clearly explain how you applied the methodology outlined in the response to prior comment 6 in evaluating the recoverability of your short-term and long-term purchase commitments. As applicable, explain why you concluded that the impairment evaluation on these commitments should consider only the estimated sales prices for the following quarter and estimated future demand based on current backlog sales orders.
The Company respectfully advises the Staff that for short-term purchase commitments, committed prices were adopted as the “Cost” for the lower of market or cost provision using the methodology highlighted in the response to prior comment 6. For long-term commitments, since most agreements cover multiple years and follow a declining annual price curve, the highest committed prices are normally for the most recent period (normally three months to one year), and these prices were adopted as the “Cost” for the lower of market or cost provision.

The Company further advises the Staff that the majority of the Company’s purchase commitments were long-term. When evaluating the lower of market or cost provision, more than 90% of provisions came from short-term purchase commitments where the committed volume was much smaller than the sales order backlog. For long-term purchase commitments, prices were significantly lower than estimated sales prices for the following quarter. Since future selling prices beyond one year cannot be reasonably estimated, and there is no current trend data available in the industry to use as a reference, probable losses in future years raised from long-term purchase commitments cannot be reasonably estimated. The Company will continue to closely monitor all of its multi-year supply agreements and conduct re-negotiations when the spot market price is significantly lower than the contracted prices. Normally, renegotiated terms are documented in written amendments to the existing agreements, and the Company has been successful renegotiating existing long-term supply agreements with its various suppliers. Therefore, the Company believes that the renegotiated prices would be based on the then market prices and (as such) would not affect the lower of cost or market provision.

The Company will revise its future filings to include the following language: “Since future selling prices beyond one year cannot be reasonably estimated, and there is no current trend data available in the industry to use as a reference, probable losses (if any) in future years from long-term purchase commitments beyond one year cannot be reasonably estimated.”
Consolidated Financial Statements, page F-1
Note 11. Investments in Affi1iates, page F-25
2.	We note your response to prior comment 15. With respect to the operations of Global Solar Fund, please tell us and revise future filings to summarize the investments made by Global Solar Fund by discussing the number of investee companies of GSF and the percentage ownership of these entities held by GSF. In addition, as it relates to GSF’s investments, tell us and revise future filings to disclose any funding commitments GSF has to any of its investee companies.

The Company respectfully advises the Staff that, according to GSF’s audited financial statements for the year ended December 31, 2008, GSF had a total of six investee companies, four of which were 100% owned, one of which was 95% owned and one of which was 75% owned. According to information provided by GSF, the number of investee companies of GSF increased to seven as of December 31, 2009, six of which were 100% owned and one of which was 75% owned. All GSF investee companies are independent legal entities that are engaged in the development of solar power projects. GSF’s funding commitment to its investee companies consisted of only its equity investment. In a typical GSF investee company, GSF would only commit 20% of total estimated project spending as equity investment, with the remaining 80% of total estimated project spending financed through borrowings from third party financial institutions. As of December 31, 2008 and September 30, 2009, GSF’s funding commitment to these investees amounted to Euro 32.9 million and Euro 22.6 million, respectively.

The Company will revise its future filings to include the following language: “As of December 31, 2008 and September 30, 2009, GSF had a total of six and seven investee companies, respectively, and had made aggregate commitments to such investee companies totaling Euro 32.9 million and Euro 22.6 million, respectively. ”
3.	You state that you have concluded that the Global Solar Fund does have sufficient equity at risk to finance its operation and lacks the characteristic described in paragraph 810-10-15-14(a) of the FASB Accounting Standards Codification. However, we note in your response to prior comment 16 that GSF is currently in the process of obtaining a facility agreement from a group of lenders and the funds from this agreement will be loaned to investee companies. Explain how you considered the facility agreement in your evaluation of whether there was sufficient equity at risk. Refer to paragraph 810-10-25-45 of the FASB Accounting Standards Codification.

The Staff’s comment is noted. In response to the Staff’s comment, the Company would like to provide the following analysis:

Firstly, the Company would like to clarify its response to prior comment 16 by noting that the facility agreement will be entered into by the individual investee companies of GSF, and not GSF itself. GSF has no obligation to fund or guarantee the repayment of the facilities. This facility does not represent an obligation of GSF and therefore does not impact the VIE analysis. In addition, GSF qualifies for investment company accounting under AICPA investment company guidelines, and is accounting for its investments at fair value. The Company retains GSF’s investment company accounting in its equity method accounting and includes its portion of the GSF investment at fair value.

As noted in the response to prior comment 15, the Company has performed an assessment of GSF in determining if it is a VIE, specifically related to whether the equity at risk is sufficient to finance activities of GSF under ASC810-10-25-45 as regards to the Staff’s comment above. The Company considered GSF’s capital structure on initial contribution and according to the investment plan at December 31, 2008. GSF is 100% funded by equity from its general partner and limited shareholders, and all of the investments are made using such capital contributed. The contributed capital of Euro 15 million and Euro 65 million at inception and December 31, 2008, respectively, and the investment plan at each respective time called for were sufficient based on GSF’s investment plan. Therefore, the Company believes GSF has sufficient equity at risk to finance its operations (which consists of researching, identifying and investing in the investee companies), and lacks the characteristic described in the ASC810-10-15-14(a).

4.	We note your response to prior comment 16. Please provide us with an update regarding the status of your collection of the outstanding receivables from investee companies of GSF.

The Company respectfully advises the Staff that at the end of December 31, 2009, the outstanding receivables from investee companies of GSF as of June 30, 2009 had not been collected. However, substantial progress had been made with respect to the facility agreement being obtained from a group of lenders the funds of which will be loaned to investee companies of GSF to enable the construction of the projects such investee companies are developing, including enabling the investee companies to pay back the outstanding receivables of the Company. Commitment letters of the five banks lending under the facility agreement had already passed their respective final credit committees, and the final commitment letter from one of the banks had been received. It is expected that the facility agreement will be signed by end of January 2010 and the Company will be paid before end of March 31, 2010..

The Company continues to obtain regular updates from GSF concerning the status of the facility agreement, performs a quarterly re-evaluation of the treatment accorded this receivable, and will revise its treatment as the facts and circumstances may warrant to maintain consistent application of its revenue recognition policies.
Note 15. Long-Term Loans to Suppliers, page F-28
5.	We note your response to prior comment 20. You state that you extend the loan to MEMC annually. Please tell us and revise this note to clarify how the amount of the annual loan is determined.

The Company respectfully advises the Staff that the amount of the annual loan is pre-determined according to the terms of the contract that the Company has entered into with MEMC. According to the contract, an aggregate amount of US$625 million in loans was committed to MEMC with a drawdown period of eleven years starting from 2007. The loan shall be repaid by MEMC, without interest, up to the amount of US$606.3 million, representing 97% of the aggregate loan amount. The loan payment and loan payback amounts for each year are fixed according to a schedule agreed to by both parties, and are as follows:

(in US$ millions)

Contract
Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Total
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Loan Payment	87.5	25.0	37.5	50.0	75.0	75.0	75.0	125.0	75.0	0	0	625.0
Loan Payback	0	42.4	54.6	30.3	42.4	60.6	72.8	72.8	97.0	97.0	36.4	606.3
The Company notes for the Staff that such committed loan has been disclosed under Item 5F, Tabular Disclosure of Contractual Obligations, in the Form 20-F.

The Company will include such disclosure in future filings.

6.	Further to the above, please clarify for us whether the amounts due from MEMC are required to be paid in cash or if there are other settlement alternatives available to MEMC.

The Company respectfully advises the Staff, and will revise its future filings to state, that the amounts due from MEMC are required to be paid in cash, and there are no other settlement alternatives available to MEMC.
* * * *
In connection with responding to the Staff’s comments, the Company acknowledges that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8952.

Sincerely,

/s/Amy Yi Zhang
Amy Yi Zhang
Chief Financial Officer